John Hancock Exchange-Traded Fund Trust

601 Congress Street

Boston, MA 02210

December 2, 2016

VIA EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: John Hancock Exchange-Traded Fund Trust (the “Registrant”)

File Nos. 333-183173/811-22733

Dear Mr. Oh:

On behalf of the Registrant, and per your request via voice message on September 23, 2016 in response to our conversation via telephone on September 22, 2016, we are providing for the staff’s review the completed fee table under “Fund summary — Fees and expenses,” including all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table for the John Hancock Multifactor Developed International ETF (the “Fund”). The Registrant intends to prepare and file a separate, additional letter responding to the comments Ms. Jaea Hahn provided to Stephen Ferrara and Leonard Kim of Dechert LLP by telephone on November 7, 2016, relating to Post-Effective Amendment No. 10 to the Registrant’s registration statement (the “Registration Statement”). Post-Effective Amendment No. 10 was filed on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on September 23, 2016 on behalf of the Fund, a new series of the Registrant.

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.45
Other expenses [1]	0.23
Total annual fund operating expenses	0.68
Contractual expense reimbursement [2]	–0.23
Total annual fund operating expenses after expense reimbursements	0.45

1	"Other expenses" have been estimated for the fund's first year of operations.

2	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.45% of average net assets (on an annualized basis). Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2018, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

We hope that the foregoing is responsive to your request made on September 23, 2016. Please do not hesitate to contact the undersigned at (617) 663-3872 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Kinga Kapuscinski

Kinga Kapuscinski